press release

Paris, January 25, 2010

AXA Intends to Voluntarily Delist from the NYSE and Deregister with the SEC to Focus Trading on Euronext Paris

AXA today announced its intention to voluntarily delist its American Depositary Shares ("ADS") from the New York Stock Exchange ("NYSE") and to voluntarily deregister with the U.S. Securities and Exchange Commission ("SEC").

As a result, AXA intends to file a Form 25 with the NYSE during the first quarter of 2010 to effect the delisting. The delisting will be effective ten days after this filing. Following the effectiveness of the delisting from the NYSE, AXA intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act. The Form 15F and deregistration will also relate to the following debt securities issued by AXA: 8.60% USD Subordinated Notes due December 15, 2030, 6.75% Euro Subordinated Notes due December 15, 2020 and 7.125% GBP Subordinated Notes Due December 15, 2020. The deregistration is expected to become effective within 90 days after the filing of the Form 15F.

AXA's delisting and deregistering will focus trading of its ordinary shares on AXA's primary trading market (EuroNext Paris) which accounts for over 95% of worldwide trading volume. The delisting and deregistration will have no impact on the listing of AXA on Euronext Paris.

AXA intends to maintain its US ADR program as a "level one" program which will permit AXA's current ADR holders and other US investors to continue holding and trading AXA ADRs in the US over-the-counter market.

Henri de Castries, AXA's Chief Executive Officer, said, "*The Group has derived a number of important benefits from its NYSE listing since 1996 including the financial reporting discipline we have achieved thanks to our Sarbanes 404 program and we intend to ensure that this discipline is maintained with an annual program to test the effectiveness of our internal controls going forward. Trading volumes and liquidity on the NYSE, however, have not developed to the level we had hoped when we initially listed. Since 1996, trading volume on the NYSE has represented a small portion of the Group's global trading volume (currently less than 5%) and the market has not developed sufficient liquidity to be attractive for most institutional investors who continue to prefer the liquidity of our primary trading market on Euronext Paris. After considering all the pros and cons very carefully, we came to the conclusion that this decision is the right move for the Group at this stage in its evolution because the burdens of maintaining our listing and registration seem disproportionate to the benefits we have derived.*"

AXA will also continue to publish its annual reports and other financial communications in both English and French which will be available to US ADR holders and other investors through AXA's website (www.axa.com).

AXA's decision to delist from the NYSE and deregister with the SEC does not call into question in any way the Group's strategic vision for the US which has been one of the Group's core markets for nearly 20 years and which will remain one of its core markets going forward. .

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About AXA Group

AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Europe, North America and the Asia/Pacific area. For 1H09, IFRS revenues amounted to Euro 48.4 billion and IFRS underlying earnings to Euro 2.1 billion. AXA had Euro 967 billion in assets under management as of June 30, 2009.
The AXA ordinary share is listed on compartment A of Euronext Paris under the ticker symbol CS (ISIN FR0000120628 – Bloomberg: CS FP – Reuters: AXAF.PA). The American Depository Share is also listed on the NYSE under the ticker symbol AXA.

Investor relations AXA

Etienne Bouas-Laurent : +33.1.40.75.46.85

Gilbert Chahine: +33.1.40.75.56.07

Paul-Antoine Cristofari: +33.1.40.75.73.60

Sylvie Gleises: +33.1.40.75.49.05

Media relations AXA

Emmanuel Touzeau: +33.1.40.75.46.74

Armelle Vercken: +33.1.40.75.46.42

Chris Winans: +1 2123145519

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Please refer to AXA's Annual Report on Form 20-F and AXA's Document de Référence for the year ended December 31, 2008, for a description of certain important factors, risks and uncertainties that may affect AXA's business. In particular, please refer to the section "Special Note Regarding Forward-Looking Statements" in AXA's Annual Report on Form 20-F. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.